Pacific Northwest Productions, Inc.
                              7164 Scott Road
                      Surrey, B.C., Canada   V3W 3M8
                            Tel: (604) 572-9863
                            Fax: (604)594-9861

January 31, 2005


William A. Bennett, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Mail Stop 05-11
Washington, D.C. 20549


RE:  Pacific Northwest Productions, Inc.
     Registration Statement on Form SB-2
     File Number 333-119985
     Filed October 27, 2004

Dear Mr. Bennett:

In response to your letter of December 2, 2004, I herewith respectfully submit the following responses, keyed to correspond to your enumerated comments:

General
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1. We did a search of the Internet; however, we were only able to find one company with a similar name that is in a similar type of business - PNW Video Productions of Tacoma/Seattle. PNW is engaged in the business of producing, scripting and filming videos, whereas we are in the business of converting VHS video tapes to DVDs. When searching for a similar name on the Internet, we did see several other video production companies located in the Pacific Northwest area, but they all had other company names (Bravo Productions, Allied Video Productions, etc.) and did not specialize in tape conversion, but rather in video production activities. As a result, no further disclosures have been made in the registration statement. Please advise which companies you have found with the same name, as we were unable to locate them and are unaware of any.

Cover
-----
2. The "best efforts" language has been deleted as suggested.

3. Please see the revised disclosure under The Offering subsection on page 6; the first sentence in the Determination of Offering Price section on page 11; and the second paragraph in the Plan of Distribution section on page 13.

4. The Risk Factor cross reference has been highlighted in bold and uppercase letters on page 3.

5. Please see the revised Table of Contents on page 4.

6. The disclosure will be printed on the outside back cover page of the prospectus; please see the revised disclosure on page 4.

Summary of Prospectus
---------------------
7. Please see the revised first and second paragraphs on page 5.

8. Please see the second paragraph under this section on page 5.

9. Please see the paragraph immediately following the Summary
Financial Information table on page 5.

Our Business
------------
10. Please see the revised disclosure in the second paragraph of this section on page 31.

Risk Factors
------------
11. Please see the revised first paragraph of the Risk Factors section on page 6.

12. Please see the revised risk factors on pages 6-10.

13. Please see the revised heading to risk factor 1 on page 7.

14. Please see the revised risk factor 6 on pages 8-9.

15. Please see risk factor 11 on page 10. In addition, the information regarding large or block sales by our selling shareholders has been removed, as there is currently no public market for our securities.

16. Please see risk factor 7 on page 9.

17. Please see risk factor 8 on page 9.

Forward-looking Statements
--------------------------
18. The word "will" has been deleted in the first paragraph of this section on page 11.

Selling Security Holders
------------------------
19. Please see the last paragraph of this section on page 13.

Plan of Distribution
--------------------
20. Please see the first paragraph on page 14.

21. The offering expenses on page 14 have been reconciled with the offering expenses in Part II.

22. Please see the revised last sentence of the fifth paragraph on page
14.

Security Ownership of Certain Beneficial Owners and Management
--------------------------------------------------------------
23. Please see the revised first paragraph under this section on page
17.

Description of Securities
-------------------------
24. The Edgarized version of the Articles of Incorporation contained a typographical error as to the number of authorized shares (75,000,000); however, the actual file-stamped copy filed with the paper documents is correct. We have corrected the Edgarized version and reattached to this Amendment.

25. Please see the revised first paragraph in this subsection on page
18.

Disclosure of Commission Position of Indemnification for Securities Act Liabilities.
-----------------------------------------------------------------------
26. Please see the revised disclosure in this subsection on page 19.

Description of Business
-----------------------
27. Please see the first paragraph at the top of page 20.

Products and Services
---------------------
28. Please see the revised subsection heading entitled, "Principal Products, Services and Markets", as well as the last paragraph on page 21.

29. Please see the revised and expanded "Products and Services" subsection on pages 20-21

30. Please see the last paragraph added to this section on page 21.

31. Please see the revised title from Scene Index to Chapter Index throughout the business section; they are the same thing, but were inconsistently listed as one or the other. We have revised to correctly identify the name as the Chapter Index throughout. In addition, please see the Chapter Index explanatory paragraph added to this subsection at the top of page 23.

Software and Equipment
----------------------
32. Please see the updated disclosures in the "Software and Equipment" subsection on page 23.

Competition
-----------
33. Please see the last paragraph on page 26.

Distribution
------------
34. Please see the third and fourth paragraphs under the re-titled subsection, "Marketing and Distribution" on page 28.

Employees
---------
35-36. Please see the revised disclosure in this subsection on page 28.

37. We hereby confirm that personal funds were used to purchase the common stock issued to Deljit and Davinder Bains in connection with the formation and capitalization of Pacific Northwest Productions, Inc. and that such funds were not loaned or otherwise provided to us. In addition, we hereby confirm that there are no agreements or understandings for either Deljit or Davinder Bains to resign at the request of another person and that none of our officers and directors are acting, directly or indirectly, on behalf of any other person.

38. Please see the last paragraph on page 28, continuing on to page 29.

39. We have hired our outside consultants as disclosed in response to comment 38 above and our website is now under construction; therefore, no changes have been made to the risk factor, as it is correct. Our officers and directors had previously prepared the initial design, layout and functionality drawings they wanted for the website and have given to the website developer, which was the basis for the risk factor disclosure.

Management's Discussion and Analysis or Plan of Operation
---------------------------------------------------------
40-42. Please see the updated milestones on pages 29-31.

43. The reference to camcorders has been deleted.

Results of Operations
---------------------
44. Please see the updated disclosures in this Liquidity and Capital Resources section on page 31.

45. We have purchased our equipment and, as such, have not changed the disclosure. The only piece of equipment we have to yet purchase is a printer, which we are only expecting to pay $200 or less for. As a result, the disclosure has not been amended in this filing.

Description of Property
-----------------------
46. Please see the revised disclosure in this section on page 32.

Certain Relationships and Related Party Transactions
----------------------------------------------------
47. Please see the revised disclosure in this section on page 32.

Market for Common Equity and Related Stockholder Matters
--------------------------------------------------------
48. Please see the last paragraph on page 33.

49. Please see the revised disclosure in this section at the top of page 34.

Executive Compensation
----------------------
50. Please see the Summary Compensation Table added to page 35.
Financial Statements
--------------------
Independent Auditors' Report
----------------------------
51. Please see the amended auditors' report on page 38.

General
-------
52. Please see our unaudited financial statements for the period ended September 30, 2004, beginning at page 46.

53. Please see the updated consent of our auditors included as exhibits with this amendment.

Part II
-------
Signatures
----------
54. The signature of our principal accounting officer has been defined in this amendment on page 50.

Thank you for your kind cooperation and assistance in this matter. Please contact the undersigned if you have any further questions or comments.

Sincerely,




Deljit Bains,
President & CEO





DB: